SECURITIES EXCHANGE COMMISIION
                             Washington, D.C. 20549

                                   FORM 10-SB

     General Form for Registration of Secutities of Small business Issurers
                        Commission file number _________

                               CIK No. 0001082603

                                  XIN NET CORP.
           -----------------------------------------------------------
             (Exact name of registrant as specified in this charter)

                    Florida                                 330751560
      (State of other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

      #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2
      (Address of principal executive offices)              (Zip Code)

      Registrant's telephone number, including area code:   (604) 632-9638

      Securities Registered to be Pursuant to Section 12(b) of the Act:

                                    NONE

      Securities Registered to be Pursuant to Section 12(g) of the Act

                        COMMON STOCK $.001 PAR VALUE

                              TABLE OF CONTENTS

                                    PART I


                                                                           Page

Item 1.  Business                                                              3

Item 2.  Management's Discussion and Analysis of Financial Condition           7
         and Results of Operations

Item 3.  Properties                                                           10

Item 4.  Security Ownership of Certain Beneficial Owners and Management       10

Item 5.  Directors and Executive Officers of the Registrant                   12

Item 6.  Executive Compensation                                               13

Item 7.  Certain Relationships and Related Transactions                       15

Item 8.  Description of Securities                                            15

                                   PART II

Item 1.  Market for Registrant's Common Stock and Security Holder Matters     16

Item 2.  Legal Proceedings                                                    17

Item 3.  Changes in and Disagreements with Accountants on                     17
         Accounting and Financial Disclosure

Item 4.  Recent Sales of Unregistered Securities                              17

Item 5.  Indemnification of Directors and Officers                            32

                                   PART F/S


Financial Statements and Supplementary Data                                   33

Signature Page                                                                36

Exhibits, Financial Statement Schedule and Reports on Form 8-K                35

                                    PART I

ITEM 1.  BUSINESS

(a) General Description and Development of Business.

                              HISTORY OF COMPANY

      On September 6, 1996, the Registrant was incorporated under the laws of the State of Florida under the name of Placer Technologies, Inc. The Company conducted a small public offering of 200,000 shares @ $.25 per share to achieve $50,000 in capital. In December 1996 a Rule 15c2-11filing resulted in trading approval on the OTCBB

      The Company's initial primary service consisted of developing Web Home Pages for small businesses in USA. Minimal revenues were generated in 1996.

      On April 2, 1997, the Registrant purchased 100% interest of Infornet Investment Limited (a Hong Kong corporation). Through this subsidiary in 1997, the Registrant entered into a joint-venture agreement under Chinese law with Xin Hai Technology Development Ltd.(Xin Hai), an experienced Internet Service Provider (ISP) which owns and operates Internet licenses in the cities of Beijing and Shenyang, China. The Infornet/Xin Hai agreement provides the Registrant with an 80% interest in Xin Hai joint venture, until Infornet has recouped all of its invested capital, at which time the profit sharing reverts 49% to XIN HAI and 51% to Infornet.

      On June 11, 1997, the Registrant purchased 100% interest of Infornet Investment Corp., a British Columbia corporation. Infornet Investment Corp. manages the daily operations for the Registrant.

      On July 24, 1998, the Registrant changed its name from Placer Technologies, Inc. to Xin Net Corp. in order to reflect the core business of the Registrant more accurately.

                                THE COMPANY BUSINESS

      General Operations
      ------------------

      The Company's core business is to act as a supplier of Internet services in China by covering the major cities through its operating partner-Xin Hai. Businesses include ISP, Home-page portal, Internet Advertising, E-commerce and other value-added services.

      Current Business
      ----------------

      Through its wholly owned subsidiary Infornet Investment LTD (Hong Kong) the company is in a joint venture with Xin Hai Technology Development Ltd. for upgrading telecommunication services in China. This has evolved into an internet focused service provider business. Xin Hai Technology Development LTD started its Internet service in Beijing in April 1997. For purposes of this discussion, the joint venture operations will be termed "Xin Hai"

      ISP licenses in China are tightly controlled by the Ministry of Posts and Telecommunications and provide a substantial barrier to entry. The Infornet/Xin Hai agreement provides Infornet with 80% participation in Xin Hai until Infornet recoups its investment, at which time the profits share reverts to 49% to Xin HAI and 51% to Infornet. Xin Hai is a supplier of Internet services in China in the major cities Bejing and Shenyang. Xin Hai management is currently planning to open offices in Shanghai (pop. 14 million) and Taiyuan (pop. 7 million), for which licenses are already in hand. License application in 6 other major cities are underway. Official statistics put the number of internet users in China at
2.1 million at the end of 1998. This number is predicted to grow to 4 million at the end of the current year, and to 10 million at the end of year 2000.

      The Xin Hai joint venture plans on introducing an expanded online E-Commerce service to the Chinese market in 1999. Xin Hai is already offering a "flea market" to its subscribers currently with over 10,000 items offered for sale. The expanded services will be made available during the summer of 1999. For the expansion program, the company has completed a $5.5 million private placement of restricted shares.

      To facilitate this goal, the Xin Hai joint venture will solicit PC manufacturers and retailers to bundle services, put more effort on system integration services, and Xin Hail will offer more value-added services such as Internet Voice, Internet Fax, Fax to E-mail . The joint venture will enhance Xin Hai's portal type home page and E-commerce offerings. The Joint Venture will also look for strategic alliances with suitable partners.

      Xin Hai has attracted more than 20,000 subscribers in less than 2 years of operations. The company has about 50 employees at its present locations in Beijing and Shenyang.

    As of April 6, 1999 Xin Net Corp. entered into an agreement with EDUVERSE's Internet based English language instruction system (freeENGLISH) in China.
Under the terms of the agreement, EDUVERSE will provide a localized Mandarin version of freeENGLISH to Xin Net Corp. websitefor launch in the summer of, 1999. Both companies will participate in marketing activities to attract new users to the Xin Net network and the freeENGLISH application. freeENGLISH is a premium English as a Second Language computer program that teaches spoken English over the Internet WWW.FREEENGLISH.COM . The program is completely free to use and generates revenue by displaying embedded advertising throughtout the course content.

      The Company currently maintains its office at: #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2. Its telephone number is 1-604-632-9638. It also has offices in Beijing at Suite 210, Building B, No - 11Wu Gen Lin Road, West District, Beijing, PRC, and in Shenyang, P.R.C. at # 44 North HuangHe St., HuangGu, Shenyang, Liaoning, P.R.C., Post Code 110034.

(b) Parents and Subsidiaries

      Parent

      XIN NET CORP., a Florida corporation

      Subsidiaries

      INFORNET INVESTMENT CORP., a British Columbia corporation (100%)

      INFORNET INVESTMENT LIMITED,   a Hong Kong corporation (100%)

      PLACER TECHNOLOGY CORP., a Joint Venture in China (80%, reverting to 51% Infornet Investment Limited and 20%, reverting to 49%, Xin Hai Technology Development).


(c) Narrative Description of Business

      The primary focus of the Company is to be a major Internet Service Provider in China. Presently through the Xin Hai joint venture it is the fifth largest in Beijing and the third largest in Shenyang. It is one of only a handful of privately owned Internet Service Providers in China.

Governmental regulation for Internet services in China
------------------------------------------------------

      To date, Chinese Internet operating licenses have been restricted to Chinese companies only.

      The Registrant, through its subsidiary Infornet, participates with Xin Hai Technology Development LTD. a chinese government owned company in the ISP business in China. As the chinese government liberalizes policy toward foreign participation in Internet Operating Licenses, it could substantially increase competition in the markets where the joint venture operates. Thereby adversely affecting the company markets. Direct operations by foreign companies may commence in 2 - 3 years.

      The Chinese government, while currently open to joint ventures, could at any time, restrict operations, or expropriate from foreign participants' assets in China. Any such action could have disastrous financial consequences to the company and its business.

China Economy
-------------

      China is one of the largest countries in the world and is the most populated. Since 1949, China underwent about 30 years of severe central planning and was mostly closed to the outside world. Within that period the country was subjected to the "Great Leap Forward" of the late 50's and the "Cultural revolution" of the late 60's. When the country was returned to a market economy by Deng Xiaoping, 1 billion Chinese were set free to pursue economic growth and its rewards. Today, after over 20 years of economic reforms, China has risen from an under-developed economy with little technical or industrial expertise to the third largest economy in the world after the United States and Japan.

China - Computer Industry
-------------------------

      With 1.2 billion people, China accounts for about one fifth of the world's population. Computer usage is rapidly growing, especially amongst the younger age groups, leading industry analysts to be optimistic about the prospects for this market. Computer consultant International Data Corp. (IDC) predicted that PC sales in China would amount to 3.9 million units in 1998, a 30% increase over the previous year. During the second quarter of the year, 994,000 DC units were sold, making the Chinese market the second-fastest growing market for PCs in Asia, after India.

      Growth is expected to keep climbing in 1999, with IDC forecasting sales of
4.9 million units for this year. Analysts expect tremendous long-term growth in the consumer market because of China's large population and the actually low penetration rate of home computers.

      Although large companies like IBM and Microsoft dominate the world market, in 1998 Chinese PC companies held about 60% of the domestic market share. The reason is simply one of price and affordability.

China - Computer Affordability
------------------------------

      The average annual per capita disposable income in urban households has increased significantly since 1992. Then, monthly income of 400 Yuan (about US$50) was desirable, yet currently, urban foreign JV employees' salary falls in a range of 5,000 to 10,000 Yuan (about US$625 to US$1,250) per month. Urban local enterprise employees' salary averages 4,500 Yuan (about US$562.50) per month. The mainstream computer sells for 8,000 to 15,000 Yuan (about US$1,000 to 1,875), the low end sells for only 6,000 Yuan to 8,000 Yuan (about US$750 to US$1,000).

China - Internet
----------------

      Chinese Internet users have increased from 10,000 in 1994 to 620,000 by the end of 1997. At present, Internet users are increasing by 150,000 per month on average. There were about 2.1 million at the end of 1998, and by the end of year 2000, there may be 10 million users. China's PC market's exponential growth and technological advancements are the major forces driving the Internet boom.

      Large corporations are entering the China market. In March 1999, Microsoft unveiled a new product called Venus, developed by a joint venture in China. "Venus" would let Chinese consumers view the Internet through their TV sets and is similar to Microsoft Web TV product in the U.S.

Future Plans for ISP in China
-----------------------------

      China has recently allowed other domestic companies to do businesses formerly monopolized by China TeleCom. Presently, foreign investors are still restricted from direct operation for the next 2 to 3 years. China is also investing heavily to improve the bandwidth and the quality of their backbone - ChinaNet, while at the same time reducing the rates for telecommunications services. Based on those facts, Xin Net management plans to open more offices in major cities and enhance E-commerce and other value-added services.

Products, Services, Markets, Methods of Distribution and Revenues.
------------------------------------------------------------------

      Internet Services are presently the principal services of the company. The market is focused on China's major cities; Xin Hai offices in Beijing and Shenyang have been operating since 1997. Offices in Shanghai and Taiyuan will open soon. Revenues come from subscription fees, online usage fees, home page design fees and other miscellaneous sources.

Working Capital Needs
---------------------

      The working capital needs of the Registrant arise primarily from: expand existing capacity of the services, open more offices in other major cities, launch new value-added services, enhance capability for E-commerce design and development in the People's Republic of China. These requirements have been met by a private placement for an amount of US$5.5 millions. This provides the needed working capital for the near and medium term of the Company.

Dependence on client base.
--------------------------

      Presently the Registrant's primary revenue comes from subscription fees from the client base in Beijing and Shenyang. At the end of 1998, the number of subscribers totaled 17,000, that number increased to 20,000 by the end of March, 1999. The Company's dependence on its client base will continue in the foreseeale future.

Backlog of Orders.      None.
------------------      -----

Government Contracts.   None.
---------------------   -----

Competitive Conditions.
-----------------------

      The Internet Services industry in China is highly competitive. Xin Hai faces competition from government owned ISPs and other privately owned ISPs. Many of them possess greater financial and personnel resources than Xin Hai and therefore have greater leverage to use in developing new services, expanding capacities, hiring personnel and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The markets for Internet services have increased substantially in recent years. But cost of lines rental is still the major expense of Xin Hai, Currently, all ISPs can only rent lines from China TeleCom. There is uncertainty as to future line cost, although it has been reduced by half recently and is expected to continue to come down. There is no assurance the Registrant's revenues will not be adversely affected by these factors.

      The market in China is monitored by the Government, which could impose taxes or restrictions at any time which would make operations unprofitable and infeasible and cause a write-off of capital investment in Chinese ISP opportunities.

      A number of factors, beyond the Registrant's control and the effect of which cannot be accurately predicted may affect the marketing of the ISP and services. These factors include political policy on ISP's operation, political policy to open the doors to foreign investors, the availability of adequate bandwidth of the ChinaNet backbone and gateway.

Y2K Compliance
--------------

             The Xin Hai joint venture operating hardware and software are Y2K compliant.

Registrant Sponsored Research and Development.  None.
----------------------------------------------

Compliance with related Laws and Regulations.
---------------------------------------------

      The operations of the Xin Hai joint venture are subject to local, provincial and national laws and regulations in the People's Republic of China. Xin Hai Technology Development LTD. holds licenses to do businesses in the currently operated locations: Beijing and Shenyang, as well as in Shanghai and Taiyuan, where office openings are planned in late 1999. The Registrant is unable to assess or predict at this time what effect such regulations or legislation could have on its activities in the future.

      (a)  Local regulation -

      The Registrant cannot determine to what extent future operations and earnings of the Xin Hai joint venture may be affected by new legislation, new regulations or changes in existing regulations.

      (b)  National regulation -

      The Registrant cannot determine to what extent future operations and earnings of the Xin Hai joint venture may be affected by new legislation, new regulations or changes in existing regulations.

      The value of the Registrant's investments in the Xin Hai joint venture may be adversely affected by significant political, economic and social uncertainties in the People's Republic of China ("PRC"). Any changes in the policies by the Government of the PRC could adversely affect the Xin Hai joint venture by, among other factors, changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, the expropriation or nationalization of private enterprises, or political relationships with other countries.

Material Agreements
-------------------

(1)  Joint Venture Agreement

      By an agreement dated August 25, 1998 through a 100% owned subsidiary Infornet Investment Ltd., ( Registered in Hong Kong) - the Registrant agrees to contribute 100% of the capital expenditure of the Xin Hai joint venture; in return, Infornet Investment Ltd. will control 80% of the profit generated by Xin Hai until recoupment of its investment and thereafter the profit share will revert to 49% to Xin Hai Technology Developmnet, LTD. and 51% to the company.

Number of Persons Employed
---------------------------

      As of May 31, 1999, the Registrant had two employees, Xiao-qing Du and Xin Wei, through Infornet Investment Corp., each at a salary of C$2,500 per month, who assume the day-to-day management of the Company.

      The Xin Hai joint venture had over 50 full-time employees in the PRC at the end of May 1999.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The information presented herein, should be read in conjunction with the Registrant's consolidated financial statements and related notes appearing elsewhere herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company had cash capital of $536,189 at 1998 year end which was virtually unchanged from year end 1997.

     The Company had no other capital resources other than the ability to use its common stock to achieve additional capital raising in a private placement. The Company has equipment of $227,427 on the books which is not necessarily liquid at such value. Other than cash capital, the other assets would be illiquid.

              The Company remains in the development stage and, since inception, has experienced significant liquidity problems. The Company has current assets of over $5,000,000 in the form of cash and has current liabilities of approximatley $160,000 for operations expenses.

      The Registrant has revenues from its operations at this time. However capital from private placements and/or borrowing against assets are required to fund future operations. The Company completed a private offering of Common Stock at $0.40 per share for $750,000 in June 1998. In 1999 the Company closed a private placement of 5.5 million units of common stock at US$1.00 per Unit consisting of one (1) common share and one (1) Non-Transferable Share Purchase Warrant. One (1) Warrant entitles the holder to purchase on or before March 31, 2001 one (1) additional unit of the Issuer at a price of US$2.00 per Unit, each Unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) additional common share of the Issuer at a price of US$5.00 per share on or before March 31, 2002.

RESULTS OF OPERATIONS

     The company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be depleted by the operating losses (if any) of the Xin Hai joint venture. For fiscal year 1999, the Company anticipates increased revenues derived from an increase in subscriber base.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     The Company achieved revenues of $527,988 in 1998 in the form of the net sales from its joint venture in China with XIN HAI Technology Ltd. Its net sales in 1997 were $96,177. The Company incurred operating expenses of $510,555 in 1998 compared to operating expenses of $333,084 in 1997. Operating income for 1998 was $17,433 in contrast to the 1997 operating loss of ($236,907). The Company had miscellaneous income of $4,845 in 1998 and $7,221 in 1997. The net income in 1998 was $22,278 compared to the net loss in 1997 of ($229,686). The per share income for 1998 was $.001, and the per share loss for 1997 was ($.02)

     Future trends: The Company cannot assure that any profit on revenues can continue in the future, because the Company intends, under its joint venture agreement, to invest in further Internet "backbone" and technology for its China Internet operations. The Company expects to spend in excess of $500,000 in 1999 on development of its business in China, and it could be expected that it may have a loss on operations.

CHANGES IN FINANCIAL CONDITION

     At year end 1998 the Company's assets had increased to $604,575 compared to $554,768 at year 1997. The current assets totaled $376,179 at 1998 year end compared to $365,428 at 1997 year end. Total and current liabilities at year end 1998 were $40,504 compared to $12,975 at 1997 year end.

RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 1999 AS COMPARED TO THE QUARTER ENDED MARCH 31, 1998

     The Company had revenues of $139,315 in the first quarter of 1999 as compared to $114,803 in the same quarter in 1998. The Company incurred general and administrative expenses of $102,698 in the quarter in 1999 and similar general administrative expenses of $103,569 in the same quarter in 1998. The Company reflected on operating profit of $36,617 in the first quarter of 1999 as compared to $11,234 in profits in the same quarter in 1998. The Company had miscellaneous income of $1,033 in 1999 and $1,413 in 1998 in the quarter. Net earnings for the quarter in 1998 were $37,650 and $12,647 in the quarter in 1998. The earnings per share in the quarter in 1999 and 1998 were nominal.

NEED FOR ADDITIONAL FINANCING

              The Company has capital sufficient to meet the Company's current cash needs, including the costs of compliance with the continuing reporting requirments of the Securities Exchange Act of 1934. The Company may have to seek loans or equity placements to cover future cash needs to continue expansion. There is no assurance, however, that the available funds will ultimately prove to be adequate to continue its business and the Company's needs for additional financing are likely to increase substantially.

              No commitments to provide additional funds have been made by management or other stockholders.Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses. The company achieved a private placement of $5,500,000 in spring 1999 and retains over $5,000,000 as capital.

      If future revenue declines, or operations are unprofitable, the Registrant will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The registrant has no specific management ability, nor financial resources or plans to enter any other business as of this date.

      From the aspect of whether the Registrant can continue toward its business goal of maintaining and expanding its joint venture Internet Services in China, the Registrant may use all of its available capital without generating a profit.

ITEM 3.     PROPERTIES

      The Company currently maintains an office at #830, 789 W. Pender Street, Vancouver, B.C., Canada as its corporate headquarters. It has offices in Beijing China at Suite 210, Building B, No. 11 Wu Gen Lin Road, West District, Beijing and also in Shenyang China at #44 North Huang He St., HuangGu, Shenyang, Liaoning, P.R. China, Post Code 110034.

     As of March 31, 1999, The Registrant had the following tangible assets. (The amount is quoted in US Dollar)

(a)  Real Estate.                  None

(b)  Office Equipment              3,440

(c)   Computer and
      Communication Equipment      299,796

(d)  Furniture                     3,349

(e)  Accumulated depreciation      (58,913)
     (through Dec. 31, 1998)

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT CONFLICTS OF INTEREST

      The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such confllict may require that the company attempt to employ additional personnel. There is no asurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

      There is no procedure in place which would allow officers or directors to resolve potential conflicts in an arms - length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

      (a) Beneficial owners of five percent (5%) or greater, of the Registrant's Common Stock: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Registrant's Common Stock known by the Registrant based upon 20,975,000 shares outstanding at August 25, 1999.

Title of          Name and Address             Amount of          Percent of
Class            of Beneficial Owner      Beneficial Interest       Class
-----            -------------------      -------------------       -----

                  Xiao-qing Du
Common Stock      #2754 Adanac St.              2,076,000               9.8%
                  Vancouver, BC V5K 2M9

Common Stock      Richco Investors Inc.         2,800,000              13.3%
                  Ste 830 789 West Pender
                  St. Vancouver, BC V6C 1H2


      (b) The following sets forth information with respect to the Registrant's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group, at August 25, 1999.

Title of                 Name of                    Amount  of        Percent of
Class                Beneficial Owner           Beneficial Ownership     Class

Common Stock      Xiao-qing Du (Director)             2,076,000          9.8%
                  2754 Adonac St.
                  Vancouver, B.C. V5K 2M9

Common Stock      Ernest Cheung                       0                  0
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Maurice Tsakok                      0                  0
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Richco Investors, Inc.              2,800,000       13.3%
                  Ste. 830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2
                  (beneficially owned by Ernest Cheung, Director and Secretary)
                  Maurice Tsakok (a Director) is also Director of Richco
                  Investors, Inc.

Common Stock      S. Y. Marc Hung                       118,000         .5%
                  830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2

Total as a group                                      4,994,000       23.6%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

      (a) The following table furnishes the information concerning the directors of the Registrant as of June, 1999. The directors of the Registrant are elected every ear and serve until their successors are elected and qualify.

Name              Age         Title                         Term
----              ---         -----                         ----
Xiao-qing Du      28    President of Subsidiary
                        Infornet Investment Corp. and
                              Director                      Annual
S.Y. Marc Hung    54          President
                              Director                      Annual
Ernest Cheung     49          Director                      Annual
Maurice Tsakok    47          Director                      Annual

      On March 10, 1999 Jing Liang resigned as a director of the Company.

     On April 6, 1999, Xiao-qing (Angela) Du stepped down as president of Xin Net Corp. Messrs. Maurice Tsakok and Marc Hung were elected to the board of directors. Marc Hung was appointed to the position of President.

      The term of office for each director is one (1) year, or until his/her successor is elected at the Registrant's annual meeting and is qualified. The term of office for each officer of the Registrant is at the pleasure of the board of directors.

      The board of directors has neither nominating nor auditing committee. Therefore, the selection of persons or election to the board of directors was neither independently made nor negotiated at arm's length.

(b)   Identification of Certain Significant Employees.

      Strategic matters and critical decisions are handled by the directors and executive of the Company. Day-to-day management is delegated to Xiao-qing (Angela) Du and Xin Wei who are employees of the Registrant's wholly-owned subsidiary, Infornet Investment Corp.

      (c) Family Relationships.           None

      (d) Business Experience.

      The following is a brief account of the business experience during the past five years of each director and executive officer of the Registrant, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Xiao-qing (Angela) Du, President and Director, age 28, was President and Director of the Registrant from 1996 to April 1999. She received a Bachelor of Science in International Finance in 1992 from East China Normal University. She received a Master of Science in Finance and Management Science in 1996 from University of Saskatchewan Canada. She has been Business Manager of China Machinery & Equipment I/E Corp. (CMEC) from 1992 to 1994. She is now President of Infornet Investment Corp., a wholly owned subsidiary and remains a director of regisrant.

Ernest Cheung, Secretary and Director, age 49, has been Secretary of the Registrant since May, 1998. He received a B. Math in 1973 from University of
Waterloo Ontario. He received an MBA in Finance and Marketing from Queen's University, Ontario in 1975. From 1991 to 1993 he was Vice President of Midland Walwyn Capital,Inc. of Toronto, Canada.From 1992 - 1995 he served as Vice President and Director of Tele Pacific International Communications Corp. (VSE). He has also served as President for Richco Investors, Inc. (CDN) since 1995. He has been a Director of Registrant since 1996. He is currently a Director of Agro International Holdings, Inc. since 1997, Spur Ventures, Inc. since 1997, Richco Investors, Inc. since 1995 and Drucker Industries, Inc. since 1997.

Marc Hung, B.A.Sc.(E.E.), M.A. Sc. (E.E.) University of Montreal (1969 & 1971), President and Director, age 54, has been President of the Registrant since April 6, 1999. He has over 25 years experience as engineer, manager and senior executive in a major Quebec utility Hydro Quebec. Throughout the years, he has been closely associated with technical and technological development and management, including computer hardware and software.

Maurice Tsakok, Director, age 47, has over 15 years of computer and financial industry experience. He holds an Engineering degree BSc (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems
(MIS) (1976 Hofstra University).

      (e) Directors Compensation

      Directors who are also officers of the Registrant receive no compensation for services as a director.

ITEM 6. EXECUTIVE COMPENSATION

      (a) Cash Compensation.

      Compensation paid by the Registrant for all services provided during the fiscal year ended December 31, 1998, (1) to each of the Registrant's five most highly compensated executive officers whose cash compensation exceeded $60,000 and (2) to all officers as a group.

                   SUMMARY COMPENSATION TABLE OF EXECUTIVES
                        Annual Compensation                       Awards

--------------------------------------------------------------------------------
Name and         Year  Salary    Bonus Other Annual  Restricted   Securities
Principal              ($)        ($)  Compensation  Stock        Underlying
Position                                  ($)        Award(s)  ($Options/SARs(#)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Xiao-qing        1998  15,000    0         0              0         0
(Angela) Du,
President and
Director
(resigned as
Pres. In 1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jing Liang,      1998  8,000     0         0              0         0
Secretary and
Director
(resigned in
1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Ernest Cheung,   1998  0         0         0              0         0
Secretary and
Director

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
As a group       1998  23,000    0         0              0         0
--------------------------------------------------------------------------------


      (b) Compensation Pursuant to Plans.   None.

      (c) Other Compensation.   None.  No stock appreciation rights or warrants
          exist to management.

      (d) Option/SAR Grants Table  (None)
          Aggregated Option/SAR Exercises in Last Fiscal Year (None) Long Term Incentive Plans - Awards in Last Fiscal Year (None)

      (e) Compensation of Directors.

      Compensation paid by the Registrant for all services provided during the fiscal year ended December 31, 1998, (1) to each of the Registrant's directors whose cash compensation exceeded $60,000 and (2) to all directors as a group is set forth below:

                   SUMMARY COMPENSATION TABLE OF DIRECTORS

(Except for compensation of Officers who are also Directors which Compensation is listed in Summary Compensation Table of Executives)

                        Cash Compensation             Security Grants

--------------------------------------------------------------------------------
Name and         Year  Annual    Meeting   Consulting    Number  Securities
Principal              retainer  Fees ($)  Fees/Other    of      Underling
Position               Fees ($)            Fees ($)      Shares  Options/SARs(#)
                                                         (#)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Xiao-qing Du,    1998  0         0         0              0         0
Director

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jing Liang,      1998  0         0         0              0         0
Director

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Ernest Cheung,   1998  0         0         0              0         0
Director
(resigned in
1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Directors as a   0     0         0         0              0         0
group
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     No director, except for those who are also officers of the Company as listed above, received any compensation in 1998.

      Effective on May 1, 1998, Jing Liang resigned from his position as Secretary of the Registrant. Ernest Cheung was appointed Secretary of the Registrant as of the same date.

      Effective March 10, 1999 Jing Liang resigned as director of the Company.

      Effective on April 6, 1999, Mr. Marc Hung and Mr. Maurice Tsakok were elected as directors of the board. Ms. Angela X. Du stepped down as the President of the Registrant, and Mr. Marc Hung was appointed President of the Registrant as of the same date.

      (e) Termination of Employment and Change of Control Arrangements.  None.

      (f) Stock purchase options:

      On February 26, 1999, stock options for a total of 1.4 million share at $.40 per share were granted to parties that had contributed to the success of the company in the past. They are: Lancaster Pacific Investment Ltd., Tandoor Holdings Limited, Marc Hung, Kun Wei and Xin Wei. All 1.4 million share options were exercised as of April 6, 1999.

      Section 16(a) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% shareholders are required by the Securities and exchange Commission regulation to furnish to Registrant with copies of all Section 16(a) that they file.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Certain Transactions
      --------------------

      On February 20, 1997, the Company issued 4,000,000 shares of cmmon stock for services rendered at $.001 per share to 15 shareholders, none of whom were affiliated or shareholders. The following shareholders recived shares equal to or greater than 5% of the then outstanding shares: Kun Wei - 450,000, Xin Wei - 750,000 shares, Xi Ping Qu - 300,000 shares, Gemsco Management Ltd - 700,000 shares, Farmind Link Corp. - 700,000 shares, Simon Yuen - 700,000 shares and Lionel Welch 320,000 shares.

      During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada) to X. Qing (Angela) Du - 4,000,000 shares and Jing Liang - 1,000,000 shares.

      On August 25, 1997, through the wholly-owned subsidiary, Infornet Investment Limited (Hong Kong), the Company formed an 80% cooperative joint venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) as a 20% partner, for a term of twenty (20) years. Xin Hai Technology Development Ltd. (Xin Hai) is engaged in the business of developing computer hardware, software, and telecommunication network technology, and providing consultation and training services.

      In May 1999, Marc Hung, President and Director, purchased 80,000 units of the private placement at the $1.00 offering price. Richco Investors, Inc. a shareholder controlled and beneficially owned by Ernest Cheung and Maurice Tsakok, purchased 700,000 units in the private placement at $1.00 per unit in May 1999.

      In February 1999, Marc Hung, who was neither an officer nor director but since has become President and Director, was granted and exercised (in March) an option to purchase 150,000 shares of common stock at $.40 per share.

      In February 1999, Kun Wei, a shareholder, was granted and exercised (in March) an option to purchase 330,000 shares of common stock at $.40 per share.

      In February 1999, Xin Wei, a shareholder, was granted and exercised (in March) an option to purchase 330,000 shares of common at $.40 per share.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

      The Company's Articles of Incorporation as amended authorize the issuance of 50,000,000 shares of common stock no par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

      Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratable, the net assets of the Company available to stockholders after distribution is made to the creditors. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. Allof the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be,duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

WARRANTS

      The Company has issued 5,500,000 warrants as part of its unit private placement in May 1999. Each warrant entitles the holder to purchase, on or before March 31, 2001, one (1) additional unit of the Issuer at a price of US $2.00 per unit, each unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one
(1) additional common share of the Issuer at a price of US $5.00 per share on or before March 31, 2002.

TRANSFER AGENT

      The Company has engaged Holloday Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, 85251 as transfer agent.

REPORTS TO STOCKHOLDERS

      The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent cerftified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its shockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                   PART II

ITEM 1. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

(a) The  Registrant's  common  stock is traded on the NASD  Electronic  Bulletin
Board. The following table sets forth high and low bid prices of the Registrant's common stock for years ended December 31, 1997 and December 31, 1998 and through June 30, 1999 as follows:

                                      Bid (U.S. $)
                                      ------------

                                    1999
                                    ----

                              High        Low
                              ----        ---
First Quarter                 $2.00       $ .34

Second Quarter                $6.625      $2.3125


                                    1998
                                    ----

First Quarter                 $ .53        $.187
Second Qurater                  .375        .15
Third Quarter                  1.06         .25
Fourth Quarter                  .78         .24

                                    1997
                                    ----

First Quarter                 $ .75        $.03
Second Quarter                  .84         .68
Third Quarter                   .45         .25
Fourth                          .50         .156

      Such Bulletin Board quotations reflect  interdealer  prices,  without mark
up,  mark  down  or  commission  and  may  not  necessarily   represent   actual
transactions.

(b) As of August 25, 1999, the Registrant had 108 shareholders of record of common stock.

(c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Registrant does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

      No director, officer or affiliate of the Company, and no owner of record of beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      In connection with the audits of the most recent fiscal years and any interim period preceding resignation, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused him to make reference in connection with his report to the subject matter of the disagreement(s).

      The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope or accounting principles.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Since September 12, 1996 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

      Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

                                    Date of                    Price per
                  Consideration     Purchase    # of Shares    Share
                  -------------     --------    -----------    -----
Ken Finkelstein   Founder           10/96       3,000,000      $.001
                  Services rendered
                  Prior to Nov. 1996

      Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

1996                                      Original Purchasers List
----                                      ------------------------

Name  Address                        Date of   Number    Consideration Price per
-------------                        Purchase  of Shares ------------- Share
-------------                        --------  ---------               -----

Sinh Le
1403- 4300 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Terrence Johnson
1403- 4030 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Kashmir Singh
1025- Augusta Ave, Burnaby,
B.C. V5A-1K3                        12/11/96    2000        $500            $.25




Noah Natovitch
121-3280 E. 58th Ave,Vancouver,
B.C V5S-3T2                         12/11/96    1000          $250          $.25

Todd H. Weaver
2000 South Ocean Lane #11,
Ft. Lauderdale FL 33316             12/11/96    4000        $1,000          $.25

Fleet Sparrow, Inc.
7 Prince Street, P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

David Mundie
2419 TreeTop Lane, N. Vancouver,
B.C. V2H-2K6                        12/11/96    2000          $500          $.25

Redbrook Creek Corp
7 Prince St. P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

Wes Janzen
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

Wes Kroeker
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

L. James Harder
5512 Okanagan N. Ave., Site 1B
Camp 11, Vernon B.C.V1T-6Y5         12/11/96    2000          $500          $.25

Kari - Anne Chase
85 Walnut Crescent, Whitehorse,
Yukon Y1A-5C7                       12/11/96    2000          $500          $.25





Steven Giles
309-727 Hughton Road, Kelowna,
B.C. V1X-7J7                        12/11/96    1000          $250          $.25

Robert N. Hatton
1830 Large Ave, RR #5 S-17B, C-53,
Kelowna, B.C. V1X-4K4               12/11/96    1000          $250          $.25

Adrian Klien
575 Perry Road, Kelowna,
B.C. V1X-1J1                        12/11/96    1000          $250          $.25

Lamber Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Biro Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Doris Mackney
Box 44021, Oyama,
B.C. V4V01ZS                        12/11/96    2000          $500          $.25

Stephane Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Guy Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Lawrence Kit
Box 32, Vegreville,
Alberta, T9C-1R1

Mervyn Kit
6604-132 A/ Ave.
Edmonton, AB T5C-2 B.C.             12/11/96    1000          $250          $.25




Emil Kit
5365 Bogette Place
Kamloops, B.C. V2C-6B2              12/11/96    1000          $250          $.25

Robert Thompson
14250 Middlebench Rd,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25

Bob Mackney
P.O. Box 44021,
Oyama, B.C. V4V-1Z5                 12/11/96  11,000        $2,750          $.25

Dean Mackney
11574 Artela Rd,
Winfield, B.C. V4V-1H4              12/11/96    1000          $250          $.25

Robert Brown
13525 Lake Pine
Winfield B.C. V4V-1A3               12/11/96    1000          $250          $.25


Susan Bozyk
109-980 Dilworth Dr,
Kelowna, B.C. V1V01S6               12/11/96     500          $125          $.25

Cal McCarthy
10060 McCarthy Road,
Winfield, B.C. V4V-1T1              12/11/96    1000          $250          $.25

Sheelagh Thompson
14250 Middllebench Road,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25




Tarif Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Saira Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Zaher Mapara.
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Mumtaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Riaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Fairous Mapara.
1576 Lodgepole PI,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Arman Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Ariana. Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Anisha Mapara
2932 Blackbear Court,
Coquitlam, B.C                      12/11/96    1000          $250          $.25

Sameer Mapara
2932 Blackbear Court,
Coquitlam, B.C.                     12/11/96    1000          $250          $.25

Tazmina MangaIji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $500          $.25

Maidenhood MangaIji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $250          $.25

Garry McColl
#1405-2020 Bell Wood Ave,
Burnaby, B.C. V5B-4P8               12/11/96    1000          $250          $.25




Larry Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96    2000          $500          $.25

Rob Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96     500          $125          $.25

Garry Messer
25767 La Salina Pl,
Moreno Valley, CA 92551             12/11/96     500          $125          $.25

Sharon Delbridge
25767 La Salina PI,
Moreno Valley, CA 92551             12/11/96    1000          $250          $.25

James M. Lucas
P.O. Box 872,
Blue Jay, CA 92317                  12/11/96    2000          $500          $.25

Joe Gamache
1421 Barber Ct.
Bunning, CA 92220                   12/11/96    1000          $250          $.25

Dustin Lee Sexton
8350 Magnolia Ave, Unit 125,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

Ramona Lee Sexton
3957 San Mateo,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

William Navarro
23403 Silver Strike Dr,
Canyon Lake, CA 92587               12/11/96    2000          $500          $.25





Jake Penner
1688 West 65th Ave,
Vancouver, B.C. V6P-2R3             12/11/96    2000          $500          $.25

Vern Craig
1369 Compton Cres,
Tsawwassen, B.C. V4L-IP8            12/11/96    1000          $250          $.25

Doug Maxwell
605 West Kent Ave,
Vancouver, B.C. V6P-6T7             12/11/96    1000          $250          $.25

M. Erik Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96    1000          $250          $.25

Dorothy L. Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96     500          $125          $.25

Richard T, Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93103             12/11/96     500          $125          $.25

Patricia A. Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93 10-1           12/11/96    1200          $300          $.25

Bhupinder Mroke
5076 Victoria Dr,
Vancouver, B.C. V5P-3T8             12/11/96    1000          $250          $.25

Jackueline Herauf
#56-28 Berwick Cres NW,
Calgary, AB T3K-IY7                 12/11/96    2000          $500          $.25

Larry I Sandler D.D.S
272 Wolverine Lake Dr,
Wolverine Lake, MI 48390            12/11/96    2000          $500          $.25





Linda C. Sandler
272 Wolverine Lake Dr,
Wolverine Lake, NU 483 90           12/11/96    1000          $250          $.25

D. Percy Ryan
2423 37th Street SE,
Calgary, AB T2B-OZI                 12/11/96    2000          $500          $.25

Jageero Singh
122 West Braemar Rd, N.
Vancouver, B.C. V7N-2S8             12/11/96    2000          $500          $.25

Jagbir Johl
122 West Braemar Rd, N.
Vancouver, B. C. V7N-2 S 8          12/11/96    2000          $500          $.25

Bob L. Stobbe
9420 98A Ave,
Fort St John, B.C. V 15-1 1R4       12/11/96     500          $125          $.25

Britt L. Weaver
6741 Alexandria Lane,
Charlotte, NC 28270                 12/11/96     500          $125          $.25

Katherine H. Weaver
6741 Alexandria Lane,
Charotte, NC 28270                  12/11/96    1000          $250          $.25

Dorilda Limoges
6509 Coach Hill Rd SW,
Calgary, A13 T2B-1H5                12/11/96    1000          $250          $.25

Vincent Luong
192 Saratoga Close NE,
Calgary, AB T 1 Y-7AI               12/11/96    1000          $250          $.25

Sigurd B. Peterson
2671 MacDonald Dr,
Victoria, B.C. V8N-1Y1              12/11/96    1000          $250          $.25

Dr. John Dale
Box 499, Nelson, B.C. VIL-5R3       12/11/96    1000          $250          $.25

Diana Haschke
Box 489,
Nelson, B.C. VIL-5R3                12/11/96    1000          $250          $.25

Errol Biebrick
104 Pinewind Close NE,
Calgary, AB TI 8-2H3                12/11/96    1000          $250          $.25

Bradley T. Johns
4602- 45th Ave NE #3 29,
Tacoma, WA 98422                    12/11/96    1000          $250          $.25

Bhupinder Mann
1182 E, 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25





Nirmal S. Mann
1182 F. 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25

S.P. Swadron
3914 W 11th Ave,
Vancouver, B.C. V6R-2L2             12/11/96    2000          $500          $.25

Sylvia Moir
905 Signal Hill Green SW,
Calgary, AB T3H-2Y4                 12/11/96    1000          $250          $.25

John R. Moir
214 555 Strathcona Blvd SW,
Calgary, AB T3H-2Z9                 12/11/96    1000          $250          $.25

Charanjit S. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Harjit K. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Murray Bisset
11402-120 St,
Edmonton, AB T5G-2Y2                12/11/96    2000          $500          $.25

Tom Schreiber
14316-123 St,
Edmonton, AB T5X-3M2                12/11/96    2000          $500          $.25

Don Pierson
100 Nottingham Rd,
Sherwood Park, AB T8A-5M5           12/11/96    2000          $500          $.25

Usha Bibra
6112-34A Ave,
Edmonton, AB T6L-IE4                12/11/96    1000          $250          $.25

Sachin Bibra
6112-34A Ave,
Edmonton, AB T6L-1E4                12/11/96     500          $125          $.25

KamaIjit Lall
3664-31A St,
Edmonton, AB T6T-1H6                12/11/96     500          $125          $.25

Tajinder Chohan
165 W. 65th Ave,
Vancouver, B.C. V5R-3T7             12/11/96  73,300       $18,325          $.25
                                              ------        ------
TOTAL                                        200,000       $50,000


The offering and sales of the shares was made in reliance upon the exemptions contained in Rule 504 of Regulation D and Regulation S to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (B.C. and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act).


1997                                  PRIVATE PLACEMENT
----                                  -----------------

Subscriber                       Date of    Consideration    Shares    Price Per
----------                                  -------------    ------
                                 Purchase                              Share
                                 --------                              -----

Balraj Mann                      6/2/97     $40,000          100,000        $.40
6228 Tiffany Blvd.
Richmond, B.C. V7C 4Z2

Thesis Group Inc.                6/2/97     $20,000           50,000        $.40
19 Hanover Terrace
Regents Park
London, England NW1 4RT





Hare & Co.                       6/2/97     $40,00           100,000        $.40
EB.C. Zurich AG
Bellariastrasse 23
8027 Zurich, Switzerland

Cayman Islands Securities Ltd.   6/2/97    $100,000          250,000        $.40
P.0, Box 1062 GT
Grand Cayman
BWI

Strategic Lines Asset Management 6/2/97     $40,000          100,000        $.40
3/F 73 Front Street
Hamilton HM NX
Bermuda

Floyd Hill                       6/2/97     $29,000           72,500        $.40
4557 - W, 8th Ave.
Vancouver, B.C. V6R 2A4

Richard Angus                    6/2/97    $100,000          250,000        $.40
1548 Marine Dr.
Vancouver, B.C. V7V 1H8

Taylor Oil Products              6/2/97    $100,000          250,000        $.40
Box 1062
3rd Floor, One Capital Place
Grand Cayman, BWI

Silver Shadow Investment Ltd.    6/2/97    $100,000          250,000        $.40
P.O. Box 546
St. , Helier, Jersey J E4 8XY
Channel Islands

Billee Davidson                  6/2/97     $25,000           62,500        $.40
3902 - W. 38th Avenue
Vancouver, B.C. V6N 2Y6

A. Gregori Imports Ltd,          6/2/97     $60,000          150,000        $.40
112 - 1010 West Georgia St,
Vancouver, B.C. V6E 2Y2

J R Ing & Associates             6/2/97     $30,000           75,000        $.40
1360 W. 32nd
Vancouver, B.C. V6H 2J3

Linda A. Massie                  6/2/97      $6,000           15,000        $.40
4379 Arbutus St,
Vancouver, B.C. V6J 4S4





Debby Tonn                       6/2/97     $15,000           37,500        $.40
4899 Meadfield Rd.
West Vancouver, B.C.
V7W 3E6

Daphne Killas                    6/2/97     $25,000           62,500        $.40
608-1888 York Ave.
Vancouver, B.C. V6J 5A7

Chris MacPherson                 6/2/97     $10,000           25,000        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Rod Morreau                      6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Wendy Chan                       6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
                                 6/2/97    $750,000        1,875,000        $.40

The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

1997
----


                               Date of      Consideration    Number of Price per
                                            -------------
                               Purchase                      Shares    Share
                               --------                      ------     -----
Xiao Qing Du                   March 3,1997                   4,000,000
2754 Adanac Street
Vancouver, B.C., V5K 2M9                   ( Exchange for
                                           ( acquisition of
                                           ( 100% of stock of
                                           ( Infornet Investment,
                                           ( L.T.D.
Jing Liang                     March 3,1997                .  1,000,000
403-1333 Haro Street                                          1,000,000
Vancouver, B.C., V6E 1G4

                                                TOTAL         5,000,000

The issuance of the shares was made in reliance upon the exemption to Registration contained in Regulation S as amended, to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2)
(4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(b) and or 128(h) of the Securities Rules to the Securities Act.

1999                                      Option Exercise
----                                      ---------------

                                     Date of  Consideration Price Per  Number
                                     Purchase               Share      of Shares

1. Lancaster Pacific Investment Ltd.  4/6/99  $ 88,000      $.40         220,000
   14/F Tung Hip Commercial Building
   244-252 Des Voeux Road C.
   Hong Kong

2. Tandoor Holdings Limited           4/6/99  $148,000      $.40         370,000
    20D Primrose Mansion
    Taikooshing, Hong Kong

3. S.Y.Marc Hung                      4/4/99  $ 60,000      $.40         150,000
    6-1200 Brunette Ave.
    Coquitlam, B.C.,
    Canada V3K I G3

4. Kun Wei                            4/4/99  $132,000      $.40         330,000
    #69 West Gulou Street
    Beijing, P.R. China

5. Xin Wei                            4/4/99  $132,000      $.40         330,000
    #2754 Adanac Street
    Vancouver, B.C.
    Canada V5K 2M9

                                               560,000                 1,400,000

The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.


                              PRIVATE PLACEMENT

Name & Address                   Number    Consideration     Date of   Price per
--------------                             -------------
                                 of Shares                   Purchase  Share
                                 ---------                   --------
                                                                       (Units)
                                                                       -------


Mitsukiku Investments Ltd          625,000   $625,000        5/19/99       $1.00
PO Box 428
Les Braves House,
Les Banques St. Peter Port
Guernsey
4V1 3W2





Tandoor Holdings Ltd               570,000   $570,000        5/19/99       $1.00
20D Primrose
Mansion
Taikooshing
Hong Kong

Richco Investors Inc.              700,000   $700,000        5/19/99       $1.00
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Development Fund 11 of
Nova Scotia Inc.                   190,000   $190,000        5/19/99       $1.00
c/o Richco Investors Inc.
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Mr. Minhas Sayani                   75,000    $75,000        5/19/99       $1.00
PO Box 30020 Dubai
United Arab Emirates

Xerxes Venture Capital Fund Ltd.    50,000    $50,000        5/19/99       $1.00
PO Box 88 I Grenville St.
St. Helier, Jersey
JE4 9PF UK

Goldpac Investment Fund             40,000    $40,000        5/19/99       $1.00
16D 139 Drake St
Vancouver B.C.
V6Z 2T8 Canada

Nottinghill Resources Ltd.          50,000    $50,000        5/19/99       $1.00
Mareva House 4 George St.
Nassau, Bahamas

Mr. Allan Slaughter                 10,000   $ 10,000        5/19/99       $1.00
1368 Madrona Dr. Bay, B.C.
V9P 9C9 Canada

Mr. David Atkinson                   7,500     $7,500        5/19/99       $1.00
4590 Keith Rd
West Vancouver B.C.
V7W 1W2 Canada

Mr. Michael Atkinson                 7,500     $7,500        5/19/99       $1.00
#210 1315 W. 11th Ave.
Vancouver B.C.
V6H 1K7 Canada





Mrs. Juanita L. Po                   5,000     $5,000        5/19/99       $1.00
842 Clements Ave.
North Vancouver B.C.
V7R 2K7 Canada

Mr. Joseph Go and                   10,000   $ 10,000        5/19/99       $1.00
Mrs. Babs Po
1045 Montroyal Blvd.
N. Vancouver 13C
V7R 2H5 Canada

Bradstone Equity Partners Inc.     200,000   $200,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

403401 B.C. Ltd.                   150,000   $150,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

Silver Shadow Investments Ltd.      20,000    $20,000        5/19/99       $1.00
PO Box
546 28-30 The Parade
St. Helier Jersey
Channel Islands

Cayman Islands Securities Ltd.      80,000    $80,000        5/19/99       $1.00
PO Box 2835 G.T.
Grand Cayman
B. W. I.

Chelsea Capital Corp.               70,000    $70,000        5/19/99       $1.00
#200-750 W. Pender St.
Vancouver B.C.
V6C 1B5 Canada

Mr.Carlo K.Rahal                    25,000    $25,000        5/19/99       $1.00
6410 Charing Crt.
Burnaby B.C.
V5E 3Y3 Canada

Mr.David M.Lyall                   100,000   $100,000        5/19/99       $1.00
6745 W. Blvd B.C.
V6P 5R8 Canada

Ms. Linda A. Massie                 10,000    $10,000        5/19/99       $1.00
305-1750 West 13th Ave
Vancouver B.C.
V6J 2H1 Canada





Mr. Patrick Hung                    60,000    $60,000        5/19/99       $1.00
6-1200 Brunette Ave.
Coquitlam B.C.
V3K 1G3 Canada

Ms Chantal Hung                     60,000    $60,000        5/19/99       $1.00
6C Winston Churchill Lane
Curepipe
Mauritius

Mr. Marc Hung                       80,000    $80,000        5/19/99       $1.00
6- 1200 Brunette Ave.
Coquittam B.C.
V3K 1G3 Canada

Hare & Co.                         100,000   $100,000        5/19/99       $1.00
C\o Bank of New York
1 Wall Street - 3rd Floor
New York, N.Y. 10286

Clariden Bank,                     180,000   $180,000        5/19/99       $1.00
Claridestrasse 26,
8002 Zurich
Switzerland

Mr.Brian Findlay                    50,000    $50,000        5/19/99       $1.00
29433 Simpson Rd,
Abbotsford, B.C.
V6C I H9 Canada

Mr.Hazel L. Allington                3,500     $3,500        5/19/99       $1.00
4614 Woodgreen Dr.
West Vancouver B.C.
V7S 2V2 Canada

Ms.Sharon Allington                  1,500     $1,500        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Orbit Leasing Corp.                 90,000    $90,000        5/19/99       $1.00
310-1324 17th Ave.SW
Calgary Alberta
T2T 5S8 Canada

Taylor Oil Products Ltd.            80,000    $80,000        5/19/99       $1.00
PO Box 1062 GT Grand Cayman.
B.W.I.





Caribbean Avionics Ltd.            280,000   $280,000        5/19/99       $1.00
PO Box 599
Carribean Place Providenciales,
Turks & Caicos Is.

Yonderiche International
Consultant                          15,000    $15,000        5/19/99       $1.00
102-1318 West 6th Ave.
Vancouver, B.C.
V6H 1A7 Canada

Ms. Jane Lee Kennedy                 1,500     $1,500        5/19/99       $1.00
1253 Hunter Rd
Delta B.C.
V4L 1Y9 Canada

Mr. Billee Davidson                 10,000    $10,000        5/19/99       $1.00
3902 West 38th Ave.
Vancouver B.C.
V6N 2Y6 Canada

Mr. F. Goelo                       120,000   $120,000        5/19/99       $1.00
PO Box 10910 Grand Cayman
Cayman Islands
B.W.I.

Aberdeen Holdings Ltd.              50,000    $50,000        5/19/99       $1.00
60 Market Square
Belize City
Belize

Mr. Ken Aloysius Kow                16,000   $ 16,000        5/19/99       $1.00
Ms. Dannie Kow
(two names on the cert.)
2957 East 56 Ave
Vancouver B.C.
V5S 2A2 Canada

Mr. Floyd Hill                      25,000    $25,000        5/19/99       $1.00
1800-609 Granville St.
Vancouver B.C.
V7S IC4 Canada

Ms. Linda Collins                   25,000    $25,000        5/19/99       $1.00
3939 W. 38th Ave
Vancouver B.C.
V6N 2Y7 Canada

Mr. Patrick C. Lincoln               5,000     $5,000        5/19/99       $1.00
17 Leacock CT
Thornhill ON
L3T 6X9 Canada





Mr. Rodney B. Johnston              25,000    $25,000        5/19/99       $1.00
17412-29th Ave.
S. Surrey B.C.
V4P 9R1 Canada

Mr. L. C. Allington                 50,000    $50,000        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Mr. Hugh Cooper                     10,000    $10,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver B.C.
V7S 1J1 Canada

Ms. Sharon Cooper                   40,000    $40,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver 13C
V7S 1J1 Canada

J.F. Yang Capital Corp.            250,000   $250,000        5/19/99       $1.00
15 Starling House
Charlbert St.
London
NW8 7BS UK

Mr. Brent Petterson                  2,500     $2,500        5/19/99       $1.00
603-1500 Ostler Court,
North Vancouver B.C.
V7G 2S2 Canada

Prism Holdings Inc.                 25,000    $25,000        5/19/99       $1.00
PO Box 150, Design House,
Providenciales,
I Turks & Caicos Islands
B.W.I.

Ms.Christine Smith                  10,000    $10,000        5/19/99       $1.00
#314-3738 Norfolk St.
Burnaby B.C.
V5G 4V4 Canada

First Nevisian Stockbrokers Ltd.    40,000    $40,000        5/19/99       $1.00
Barclays Building. Maw St.
Charlestown Nevis
B. W. I.

Tedburn Ltd.                       150,000   $150,000        5/19/99       $1.00
2C Engineers Road,
Gibraltar





J.R. Ing Associates                 35,000    $35,000        5/19/99       $1.00
130 Adelaide St. West
Toronto ON
M5P I G6 Canada

Sirhc Holdings Ltd.                150,000   $150,000        5/19/99       $1.00
9 Church St.
Hamilton Hm11
Bermuda

A&E Capital Funding Inc.           250,000   $250,000        5/19/99       $1.00
2300 Yonge St. Suite 3000
Toronto ON
M4P 1E4 Canada

Thesis Group Inc.                  150,000   $150,000        5/19/99       $1.00
19 Hanover Terrace Regents Park
London
NW1 4RJ UK

Mr.Barry Fraser                     15,000    $15,000        5/19/99       $1.00
1300-777 Dunsmuir St.
Vancouver B.C.
V7Y I K2 Canada

Mr.William Adams                    10,000    $10,000        5/19/99       $1.00
PO Box 922
40102 Skyline Pl.
Garibaldi Highlands
Vancouver B.C.
VON 1TO Canada

Mr.Fred TSE                         40,000    $40,000        5/19/99       $1.00
186 Stevens Dr
West Vancouver B.C.

                                5,5000,000 $5,500,000
                                    shares

The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.


                                             Price per
                                    Date     Share       Consideration    Shares
                                    ----     -----       -------------    ------

Xin Wei
2754 Adanac Street
Vancouver, B.C. VSK 3M9             2/20/97  $.001                       750,000





Kun Wei
403 No I Blvd
Qianmachang Lane
Gulou Street, West
Beijing, China                      2/20/97  $.001                       450,000

Xi-ping Qu
403 - 1333 Haro Street
Vancouver, B.C. V6E 1G4             2/20/97  $.001                       300,000

Nicole Alagich
1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2             2/20/97  $.001                         3,000

Terry Johnston
1408 - 4300 Mayberry Street
Burnaby, B.C. V5H 4A4               2/20/97  $.001                         3,000

Ranjit Bhogal
9042 135 A Street
Surrey, B.C. V3V 7CS                2/20/97  $.001                         3,000

Bhupinder Mann
1182 East 33rd Ave.
Vancouver, B.C. V5F 3B3             2/20/97  $.001                         3,000

Charles Grahn
203 - 1386 West 73rd Ave
Vancouver, B.C. V6P 3E8             2/20/97  $.001                         3,000

Gemsco Management Ltd.
 53 Woodland Drive
 Delta, B.C. V4L 2H4                2/20/97  $.001                       700,000

 Farmind Link Corp.
 2998 Park Lane
 West Vancouver, B.C. V7V 1E9       2/20/97  $.001                       700,000

Simon Yuen
19835 64th Avenue
Langley, B.C. V2Y 11.S              2/20/97                              700,000

Lionel Welch
7 Prince Street
Belize City, Belize                 2/20/97  $.001                       320,000

Kathleen Robinson
P.O. Box 170
Grand Turk
Turks & Caicos Islands, BWI         2/20/97  $.001                        10,000





Mr. Joseph A. Gamache
1421 Barber Court
Banning CA 92220                    2/20/97  $.001                        10,000

Hartford Capital Corporation
1400 - 400 Burrard Street
Vancouver,  B.C. V6C 3G2            2/20/97  $.001                        45,000

                                                                       4,000,000

Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Florida Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonable believed to be in the Company's best interest and is a party by reason of his status as an officer or director, acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

      As permitted Florida Statures, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

      The Florida Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts in violation of the Florida Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                   PART F/S


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      The response to this Item is included as a separate Exhibit to this report. Please see pages F-1 through F-12 and Page 1 through 6.



                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a) Financial Statements and Schedules. The following financial statements and schedules for the Registrant are filed as part of this report.

(1) Financial statements of Xin Net Corp. (formerly Placer Technologies, Inc.) and subsidiaries

Year 1998
---------
                                                                       Page
                                                                       ----

Cover page

Index to Financial Statements                                          F-1

Independent Auditors' Report for years ended December 31,
1998 and December 31, 1997                                             F-2

Consolidated Balance Sheet at December 31, 1998                        F-3

Consolidated Statement of Stockholders Equity - December 31, 1998      F-4

Consolidated Statement of Operations As of End of December 31 1998     F-5

Consolidated Statement of Cash Flows As of End of December 31, 1998    F-6

Notes to the Consolidated Financial Statements                         F-7 - F-8

(2)   Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Interim Financial Statements for period ended
March 31, 1999 (unaudited)                                            F-1

Balance Sheet                                                         F-2

Statement of Operations                                               F-3

Statement of Cash Flows                                               F-4

Notes to Financial Statements                                         F-5 - F-7

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE                                XIN NET CORP.


August 26, 1999                     by:/s/ Marc Hung, President
                                    ----------------------------
                                    Marc Hung, President

      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


/s/Xiao-qing Du         Director                August 26, 1999
-----------------
Xiao-qing Du

/s/ S.Y. Marc Hung      President and Director  August 26, 1999
------------------
S.Y. Marc Hung

/s/Ernest Cheung        Secretary and Director  August 26, 1999
-----------------
Ernest Cheung

/s/Maurice Tsakok       Director                August 26, 1999
----------------
Maurice Tsakok

                             FINANCIAL STATEMENTS
                        (A Development Stage Company)


                                XIN NET CORP.

                            PLACER TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                                  Vancouver, BC

                                  AUDIT REPORT

                           DECEMBER 31, 1998 AND 1997

                                    CONTENTS

Independent Auditors' Report ...............................................F-1

Consolidated Balance Sheet at December 31, 1998 and 1997 ...................F-2

Consolidated Statement of Operations For The Year Ended
       December 31, 1998, For the Period From Inception (September 12, 1996)
       To December 31, 1997, and For the Period From Inception
       (September 12, 1996) to December 31, 1998 ...........................F-3

Consolidated Statement of Stockholders' Equity From Inception
       (September 12, 1997) To December 31, 1998 ...........................F-4

Consolidated Statement of Cash Flows For The Year Ended
       December 31, 1998, For the Period From Inception (September 12, 1996)
       To December 31, 1997, and For the Period From Inception
       (September 12, 1996) to December 31, 1998 .......................F-5 F-6

Notes to the Consolidated Financial Statements ........................ F-7 F-10

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Xin Net Corp. and Subsidiaries
Vancouver, B.C. V6C 1H2

We have audited the consolidated balance sheet of Xin Net Corp. and Subsidiaries (the Company), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Xin Net Corp. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.


Clancy  and Co., P.L.L.C.
Phoenix, Arizona
July 25, 1999




                         XIN NET CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                                               1998              1997
                                                               ----              ----
                                     ASSETS
Current Assets
   Cash                                                       $  336,189        $  337,366
   Accounts Receivable                                            37,376            28,062
   Prepaid Expenses                                                2,614                 0
                                                                 -------         ---------
Total Current Assets                                             376,179           365,428

Property and Equipment, Net  (Note 3)                            227,427           188,309

Other Assets
   Organizational Costs, Net (Note 2)                                969             1,031
                                                                 -------         ---------

Total  Assets                                                 $  604,575        $  554,768
                                                                 =======           =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts Payable and Other Accrued Liabilities             $   20,504        $   12,975
   Other Advances (Note 4)                                        20,000                 0
                                                                 -------         ---------
Total Liabilities                                                 40,504            12,975

Commitments and Contingencies                                       None              None

Stockholders' Equity
   Common Stock: $0.001 Par Value,  Authorized
50,000,000; Issued and Outstanding, 14,075,000                    14,075            14,075
    Additional Paid In Capital                                   792,990           792,990
    Retained Earnings (Accumulated Deficit)                     (242,994)         (265,272)
                                                                --------         ---------
Total Stockholders' Equity                                       564,071           541,793
                                                                 -------         ---------

Total Liabilities and Stockholders' Equity                    $  604,575       $   554,768
                                                                 =======          ========



   The accompanying notes are integral part of these financial statements.



                                          XIN NET CORP. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF OPERATIONS
                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997






                                                                For The Year Ended           For The
                                                                December 31, 1998           Year Ended
                                                                                        December 31, 1997
Revenues                                                                $   527,988             $   96,177

Expenses
   General and Administrative                                               510,555                333,084
                                                                            -------                -------

Operating Income (Loss)                                                      17,433              (236,907)

Other Income
   Interest Income                                                            4,845                  7,221
                                                                              -----                  -----

Net Income (Loss) Available to Common Stockholders
                                                                        $    22,278            $  (229,686)
                                                                             ======               ========

Basic Income (Loss) Per Common Share                                     $    0.001            $     (0.02)
                                                                              =====             ===========

Basic Weighted Average Common
Shares Outstanding                                                       14,075,000             12,127,082
                                                                         ==========             ==========



  The accompanying notes are an integral part of these financial statements.



                                       XIN NET CORP. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                               Loss Accumulated
                                                                                                  During the
                                                                                  Additional     Development
                                                           Common   Stock           Paid In         Stage
                                                          Shares          Amount    Capital                          Total
Balance, December 31, 1996                              3,200,000        $ 3,200      $ 49,800      $  (35,586)        $  17,414
Issuance of Common Stock For Cash at
$.40 Per Share on June 2, 1997                          1,875,000          1,875       748,125                           750,000
Issuance of Common Stock in Exchange for
Acquisition of Subsidiary on March 3, 1997
                                                        5,000,000          5,000       (4,900)                               100
Issuance of Common Stock For Services at
$.001 Per Share on February 20, 1997
                                                        4,000,000          4,000                                           4,000
Loss, Year Ended December 31, 1997                                                                    (118,313)        (118,313)
                                                       ----------          -----     ----------     -----------         --------

Balance, December 31, 1997, as
previously reported                                    14,075,000         14,075       793,025        (153,899)          653,201
Prior Period Adjustment - Error In
Consolidation of Subsidiary's 1997
Financial Statements Expressed in
Canadian Dollars Which Should Have
Been in U.S. Dollars (Note 7)                                                              (35)       (111,373)        (111,408)
                                                       ----------          -----     ----------       ---------         --------

Balance, December 31, 1997, as restated                14,075,000         14,075       792,990        (265,272)          541,793
Income, Year Ended December 31, 1998                                                                    22,278            22,278
                                                       ----------          -----     ----------       ---------         --------

Balance, December 31, 1998                             14,075,000        $14,075      $792,990      $ (242,994)       $  564,071
                                                       ==========         ======       =======        ========          ========




  The accompanying notes are an integral part of these financial statements.



                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                  For the Year              For the
                                                                                 Ended December            Year Ended
                                                                                    31, 1998           December 31, 1997
Cash Flows From Operating Activities
   Net Income (Loss)                                                                   $   22,278             $ (229,686)
   Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided By (Used in) Operating Activities
      Depreciation and Amortization                                                        47,930                  46,760
      Common Stock Issued for Services                                                          0                   4,000
      Changes in Assets and Liabilities
         (Increase) Decrease in Accounts Receivable                                       (9,314)                (28,062)
         (Increase) Decrease in Prepaid Expenses                                          (2,614)                       0
         (Increase) Decrease in Organizational Costs                                            0                 (1,088)
           Increase (Decrease) in Accounts Payable                                          7,529                  12,975
                                                                                          -------             -----------
      Total Adjustments                                                                    43,531                  34,585
                                                                                          -------             -----------
Net Cash Provided By (Used in) Operating Activities                                        65,809               (195,101)

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                                    (86,986)               (235,012)
                                                                                          -------             -----------
Net Cash Flows Used in Investing Activities                                              (86,986)               (235,012)

Cash Flows From Financing Activities
   Proceeds From Sale of Common Stock                                                           0                 750,000
   Related Party Advances                                                                  20,000                      65
                                                                                          -------             -----------
Net Cash Provided by Financing Activities                                                  20,000                 750,065
                                                                                          -------             -----------

Increase (Decrease) in Cash and Cash Equivalents                                          (1,177)                 319,952

Cash and Cash Equivalents, Beginning of Year                                              337,366                  17,414
                                                                                          -------             -----------
Cash and Cash Equivalents, End of Year                                                 $  336,189              $  337,366
                                                                                          =======             ===========

                                                                                  For the Year              For the
                                                                                 Ended December            Year Ended
                                                                                    31, 1998           December 31, 1997
Supplemental Information:
Cash paid for:
     Interest                                                                     $             0      $             0
                                                                                     ============        =============

     Income taxes                                                                 $             0      $             0
                                                                                     ============        =============
Noncash Investing and Financing:
   Common Stock Issued for Services                                               $             0      $         4,000
                                                                                     ============        =============
   Common Stock Issued in Exchange for Acquisition of

Subsidiary                                                                        $             0      $            65
                                                                                     ============        =============




  The accompanying notes are an integral part of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 - ORGANIZATION

         Xin Net Corp. (the Company) was incorporated under the laws of the State of Florida on September 12, 1996, under the name of Placer Technologies, Inc., with an authorized capital of 2,000 shares of common stock with a par value of one cent ($0.01) per share. On December 11, 1996, the Company amended its Articles of Incorporation to increase its capital stock to 50,000,000 shares with a par value of one mil ($0.001) per share. On July 22, 1998, the Company amended its Article of Incorporation and changed its name to Xin Net Corp. The Company is involved in the development of Internet related products and services, primarily developing web site home pages for small businesses and electronic mail services.

         The Company has two wholly owned subsidiaries: Infornet Investment Limited, (a Hong Kong Corporation) which is a telecommunication and management network company providing financial resources and expertise in telecommunication projects; and Infornet Investment Corp., (a Canadian Corporation), which is engaged in a similar line of business, has 100,000,000 common shares of no par value authorized, with 100 shares issued and outstanding.

         During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada), for a total value of $65. The shares were issued on March 3, 1997.

         On August 25, 1997, through the wholly owned subsidiary, Infornet Investment Limited (Hong Kong), under the laws of the People's Republic of China, the Company formed an 80% cooperative joint venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) as a 20% partner, for a term of twenty (20) years. Xin Hai Technology Development Ltd. (Xin Hai) is engaged in the business of developing computer hardware, software, and telecommunication network technology, and providing consultation and training services. Xin Hai is an experienced Internet Service Provider (ISP) based in Beijing, China. ISP licenses are tightly controlled by the Ministry of Information Industry (MII) and provide a substantial barrier to entry. Xin Hai plans to position itself as a major supplier of Internet services in China by covering the major cities.

         The joint venture company manufactures and sells computer network systems, communication equipment and communication engineering services, including development and construction of Internet access networks in China. The joint venture will be operated in accordance with the laws and regulations in China which allow Sino-foreign joint

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



         venture companies to construct Internet access networks and to have ownership rights and rights for return on investment, but disallow joint venture companies to operate such networks.

         The Company was classified as a development stage company in prior years. The year ended December 31, 1998, is the first year the Company is no longer in the development stage.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A.  Method of Accounting

         The Company's financial statements are prepared using the accrual method of accounting.

         B.  Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C.  Concentration of Credit Risk

         The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

         D.  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong). All significant intercompany transactions and balances have been eliminated in consolidation.

         E.  Purchase Method

         Investments in companies have been included in the financial report using the purchase method of accounting. The Company retains the acquired companies as subsidiaries. The Company's wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong), provide similar Internet services to the Canadian and Chinese markets.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997




NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         F.  Property and Equipment

         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

         G.  Revenue Recognition

         Revenues are recognized as services are performed.

         H.  Cost Recognition

         Selling, general, and administrative costs are charged to operating expenses as incurred.

         I.  Amortization

         Costs incurred to organize the Company have been capitalized and are amortized using the straight-line method over seven years. Amortization charged to expense during the year ended December 31, 1998 and 1997 was $62 and $47, respectively.

         J.  Use of Estimates

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

         K.  Income Taxes

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 5.

         L.  Per Share of Common Stock

         Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share."

         M.  Stock-Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1, 1997.

         N.  Foreign Operations

         The financial position and results of operations of the Company's foreign subsidiaries are maintained in a currency other than the reporting currency. Prior to consolidation, the assets, liabilities, revenues, expenses, gains and losses are remeasured into the reporting currency, and any exchange gains or losses that result from remeasuring foreign currency amounts are included in net income/loss in the subsidiaries financial statements. Nonmonetary assets and liabilities, such as property and equipment, accumulated depreciation, intangible assets, amortization, and common stock, are remeasured into the reporting currency using historical exchange rates. Monetary assets and liabilities, such as cash and most liabilities, are remeasured based on

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         current exchange rates. Revenues and expenses related to nonmonetary items, such as cost of goods sold, depreciation, and amortization of intangible assets, are remeasured using the historical exchange rates, while those related to monetary items are remeasured using current exchange rates. See Note 6.

         O.  Business Segment Information

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The Company's reportable segments are geographic areas that provide Internet services and products. See Note 6.

         P.  Capital Structure

         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 has no effect on the Company's financial statements

         Q.  Comprehensive Income

         The Company has  implemented  SFAS No.  130,  "Reporting  Comprehensive
         Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 has no effect on the Company's financial statements.

         R.  Reclassifications

         Certain prior period amounts have been reclassified to conform to the current year presentation.

         S.  Pending Accounting Pronouncements


         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31:


                                                            1998                     1997
                                                       ------------------           ---------
         Office Equipment                            $      3,440               $       3,767
         Equipment                                        279,551                     228,239
         Furniture                                          3,349                       3,004
                                                       ------------------           ---------
         Total                                            286,340                     235,010
         Less Accumulated Depreciation                    (58,913)                    (46,701)
                                                       ------------------           ---------
         Net Book Value                              $    227,427                $    188,309
                                                       ==================           =========


         Depreciation charged to expense during the year ended December 31, 1998 and 1997, was $47,868 and $46,701.

NOTE 4 - OTHER ADVANCES

         Other advances of $20,000 at December 31, 1998, represent funds advanced to the Company, bearing no interest and due on demand. The advance was paid in full as of the date of issuance of these financial statements.

NOTE 5 - INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1998 and 1997, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


         comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:



NOTE 5 - INCOME TAXES (CONTINUED)

         Deferred Taxes                              1998           1997
         -----------------------------------         ----------     ----
         Net Operating Loss Carryforwards            $  63,668     $  32,729
         Valuation Allowance                           (63,668)      (32,729)
                                                        ------        ------
         Net Deferred Tax Assets                     $       0     $       0
                                                        ======        ======

         The Company has available net operating loss carryforwards of $187,259 for tax purposes to offset future taxable income, which expire principally in the year 2012.

         Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 6 - SEGMENT AND GEOGRAPHIC DATA

         The Company's reportable segments are geographic areas that provide Internet services and products to the Chinese markets. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.


                                      China             Canada             Other          Total
         December 31,  1998
         Revenue                      $  527,988          $43,827          $     0        $ 571,815
         Operating Income (Loss)         114,747         (20,972)          (71,497)          22,278
         Total Assets                    593,510            5,759            5,306          604,575
         Capital Expenditures            282,900            3,440                0          286,340
         Depreciation/Amortization        47,146              784                0           47,930
         Interest Income                   3,566            1,279                0            4,845


         December 31, 1997
         Revenue                       $  96,177          $54,625          $     0        $ 150,802
         Operating Loss                 (139,659)           1,066          (91,093)        (229,686)
         Total Assets                    255,138          298,984              646          554,768
         Capital Expenditures            231,243            3,767                0          235,010
         Depreciation/Amortization        46,249              511                0           46,760
         Interest Income                       0            7,124               97            7,221


                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



         Reconciliation of Segment Information - The reconciling item to adjust total revenues to consolidated revenues is the amount of revenues recorded on Canada's books (a subsidiary) as management fee income, recorded as an expense on the parent's books, and eliminated in consolidation. Management fee income/expense are $43,827 and $54,625 for the years ended December 31, 1998 and 1997, respectively.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

         The accompanying financial statements for 1997 have been restated to correct an error in the consolidation of the Canadian subsidiary's financial statements expressed in Canadian dollars which should have been U.S. Dollars. The effect of the restatement was to decrease net income by $111,373 for 1997.

NOTE 8 - SUBSEQUENT EVENTS

         (1) The Company completed a 504 Offering Memorandum and has issued 5,500,000 shares of common stock, at $1.00 per share, or $5,500,000. The Company has received all of the proceeds as of the date of issuance of these financial statements.

         (2) The Company granted 1,400,000 incentive options on February 26, 1999, exercisable at $0.40 per share and expiring on February 28, 2004. On April 6, 1999, all of the options were exercised at $0.40 per share, or $560,000. The Company has received all of the proceeds as of the date of issuance of these financial statements.

                          Interim Financial Statements
                        for Period Ended March 31, 1999
                                  (unaudited)


                         XIN NET CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                  ( Prepared by management and without audit )

Stated in U.S. dollars                                            March 31, 1999           December 31, 1998
-------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets
  Cash                                                       $                      $                336,189
                                                                          394,401
  Accounts Receivable                                                                                 37,376
                                                                           65,507
  Prepaid Expenses
                                                                                -                      2,614
  Inventory
                                                                           15,002                          -
                                                               -------------------    -----------------------
Total Current Assets                                                                                 376,179
                                                                          474,910

Property and Equipment, Net                                                                          227,427
                                                                          245,779

Other Assets
  Organizational Costs, Net
                                                                              958                        969

                                                               -------------------    -----------------------
Total Assets                                                 $            721,647      $             604,575
                                                                     ============       =====================


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable and Other Accrued
     Liabilities                                             $             99,926   $                 20,504
  Other Advances                                                                                      20,000
                                                                           20,000
                                                               -------------------    -----------------------
                                                                                                      40,504
                                                                          119,926

Commitments and Contingencies
                                                                                -                          -

Stockholders' Equity   (Note 2)
  Common Stock : $0.001 Par Value
    Authorized : 50,000,000
    Issued and Outstanding : 14,075,000                                                               14,075
                                                                           14,075
  Additional Paid In Capital                                                                         792,990
                                                                          792,990
  Deficit                                                               (205,344)                  (242,994)
                                                               -------------------    -----------------------
Total Stockholders' Equity                                                                           564,071
                                                                          601,721

Total Liabilities and Stockholders' Equity                       $        721,647       $            604,575
                                                                     ============      =====================


                             See Accompanying Notes



                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 1999
                  AND 1998 ( Prepared by management and without
                                     audit )

Stated in U.S. dollars                                                  March 31, 1999           March 31, 1998
-------------------------------------------------------------------------------------------------------------------
Revenue                                                            $              139,315    $
                                                                                                           114,803
                                                                     ---------------------     --------------------

Expenses
   Administration and office
                                                                                   19,505                   12,436
   Amortization
                                                                                    1,904                    1,294
   Consulting and management fees
                                                                                    9,923                        -
   Foreign exchange (gain) / loss
                                                                                        -                  (2,648)
   Interest
                                                                                    1,106                      430
   Professional fees
                                                                                   10,068                      343
   Rent
                                                                                    2,124                        -
   Travel
                                                                                        -                      856
   Salaries and benefits
                                                                                   11,617                   22,362
   Selling expenses
                                                                                   46,451                   68,496
                                                                     ---------------------     --------------------
                                                                                  102,698
                                                                                                           103,569
                                                                     ---------------------     --------------------

Operating Profit
                                                                                   36,617                   11,234

Other Income
   Interest
                                                                                    1,033                    1,413
                                                                     ---------------------     --------------------

Net Earnings Available to Common Stockholders                      $                         $

                                                                                  37,650                   12,647
                                                                                  =======                  ======

Basic Earnings Per Common Share   (Note 3)                         $                   -     $                  -

                                                                                       -                        -
                                                                                       ==                       =

Basic Weighted Average Common Shares
Outstanding  (Note 3)                                                          14,075,000               14,075,000
                                                                               ==========               ==========

Diluted Earnings Per Common Share   (Note 3)                       $                         $
                                                                     =======================            ==========
                                                                                       -
                                                                                                                -

Weighted Average Common Shares Outstanding,
Assuming Dilution  (Note 3)                                                    14,314,587               14,075,000
                                                                               ==========               ==========




                                              See Accompanying Notes




                         XIN NET CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS CASH FLOWS
            FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 1999 AND 1998
                  ( Prepared by management and without audit )

Stated in U.S. dollars                                                    March 31, 1999            March 31, 1998
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                                     $   37,650                $   12,647
  Adjustments to reconcile net income to net cash
    Provided by (Used in) operating activities
    Depreciation and amortization                                                     1,904                     1,294
    Changes in assets and liabilities
      Increase in accounts receivable                                              (28,131)                 (117,469)
      Decrease in prepaid expenses                                                    2,614
                                                                                                                    -
      Increase in inventory                                                        (15,002)                   (2,857)
      Increase in accounts payable                                                   79,422                    19,602
                                                                       ---------------------     ---------------------
                                                                                     78,457                  (86,783)
                                                                       ---------------------     ---------------------

Cash flows from investing activities
  Purchases of property and equipment                                              (20,245)                  (38,817)
                                                                       ---------------------     ---------------------
                                                                                   (20,245)                  (38,817)
                                                                       ---------------------     ---------------------


Increase (Decrease) in cash and cash equivalents                                     58,212                 (125,600)

Cash and cash equivalents - beginning of period                                     336,189                   337,366

                                                                       ---------------------     ---------------------
Cash and cash equivalents - end of period                                      $   394,401               $   211,766
                                                                               ============              ===========



                             See Accompanying Notes

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 1999 and 1998

                  ( Prepared by management and without audit )



1        Basis of Presentation

         The accompanying unaudited financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of the management all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the fiscal year ended December 31, 1998 included in its Annual Report on Form 10-KSB.

         The unaudited condensed consolidated financial statements include Xin Net Corp. and its subsidiaries. Significant inter-company transactions and accounts have been eliminated.

         Certain prior-period amounts have been reclassified to conform to the current period's presentation.



2        Stockholders' Equity

         Stock Option Plan

         On February 26, 1999, stock options for a total of 1.4 million shares at $0.40 per share were granted.

         All the options granted on February 26, 1999 were exercised as of April 6, 1999.






                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 1999 and 1998

                  ( Prepared by management and without audit )



3        Earnings Per Share

         Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

         The following table sets forth the computations of shares and net earnings used in the calculation of basic and diluted earnings per share for the first quarter of 1999 and 1998 :



                                                                                     Three months ended
                                                                                     3/31/99     3/31/98

         Net earnings for the period                                                  $ 37,650    $ 12,647


         Weighted-average shares outstanding                                        14,075,000  14,075,000

         Effect of dilutive securities :
         Dilutive options                                                              239,587
                                                                                                         -
                                                                                   ------------------------

         Dilutive potential common shares                                              239,587
                                                                                                         -
                                                                                   ------------------------
         Adjusted weighted-average shares and assumed conversions                   14,314,587  14,075,000
                                                                                    ==========  ==========

         Basic earnings per share                                                     $  0.00     $  0.00
                                                                                      ========    =======

         Diluted earnings per share                                                   $  0.00     $  0.00
                                                                                      ========   =======


                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             March 31, 1999 and 1998

                  ( Prepared by management and without audit )



4        Segment and Geographic Data

         The Company's reportable segments are geographic areas that provide internet services and products to the Chinese markets. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to segment profit (loss), income and expenses not allocated to reportable segments.


           For three months ended 3/31/1999              China        Canada        Other        Total
           Revenue from customers                        $ 139,315         $   -        $   -    $ 139,315
           Interest revenue                                  1,033                                   1,033
                                                                               -            -
           Inter-segment revenue
                                                                 -             -            -            -
           Operating income (loss)                          73,577      (21,194)     (14,733)       37,650

           For three months ended 3/31/1998              China        Canada        Other        Total

           Revenue from customers                        $ 114,803         $   -        $   -    $ 114,803
           Interest revenue                                    186         1,227            -        1,413
           Inter-segment revenue
                                                                 -             -            -            -
           Operating income (loss)                          35,612      (22,555)          410       12,647


                                                                                      3 months ended
           Reconciliation of segment information                                   3/31/99      3/31/98

           Revenue from customers                                                   $ 139,315    $ 114,803
           Interest revenue                                                             1,033        1,413
           Inter-segment revenues
                                                                                            -            -
                                                                                 --------------------------
           Total consolidated revenues                                             $ 140,348    $ 116,216
                                                                                   ==========   =========


                                  EXHIBIT LIST
                                  ------------


SK #

3.1       Articles of Incorporation to Placer Technology, Inc.*

3.2       Articles of Amendment to Placer Technology, Inc.*

3.3       Articles of Amendment to Placer Technology, Inc. to change name to Xin
          Net.*

3.4       Bylawys to Placer Corp. (Xin Net)*

3.5       Articles of Incorporation to Infornet (B.C.) Investment Corp. &
          Amendment*

3.6 Articles of Incorporation to Micro Express (Hong Kong) and Amendment to change name to Infornet Investment, LTD.*

3.7       Articles of Association Placer Technology Corp. (China)*

10.1 Contract Between Xin Hai Technology Development, L.T.D. and Infornet Investment, L.T.D. dated August 25, 1997*

10.2      Cooperative Joint Venture Contract Placer Technologies/Xin Hai*

10.3      EDUVERSE Non-Exclusive Binding Agreement*


*    Previously filed with Form 10SB.